SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2 )*

IBERIABANK Corporation

(Name of Issuer)

Common Stock, Par Value $1.00 Per Share

(Title of Class of Securities)

450828108

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 5 Pages

CUSIP No. 450828108	Schedule 13G

1.	Name of Reporting Person: I.R.S. Identification No. of above person (entities only): James C. East
2.	Check the appropriate box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person with:	5. Sole Voting Power: 711,405
6. Shared Voting Power: -0-
7. Sole Dispositive Power: 711,405
8. Shared Dispositive Power: -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 711,405
10.	Check Box If The Aggregate Amount in Row (9) excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row 9: 4.5%
12.	Type of Reporting Person (See Instructions): IN

Page 2 of 5 Pages

Item 1	(a)	Name of Issuer:

IBERIABANK Corporation

Item 1	(b)	Address of Issuer’s Principal Executive Offices:

200 West Congress Street Lafayette, Louisiana 70501

Item 2	(a)	Name Person Filing:

James C. East

Item 2	(b)	Address of Principal Business Office or, if none, Residence:

2 Lou Ellen Drive Little Rock, Arkansas 72202

Item 2	(c)	Citizenship:

United States

Item 2	(d)	Title of Class of Securities:

Common Stock, Par Value $1.00 Per Share

Item 2	(e)	CUSIP Number:

450828108

Item 3		Check whether the person filing is a:

Not Applicable

Page 3 of 5 Pages

Item 4	(a) Amount Beneficially Owned:

711,405 shares

Item 4	(b) Percent of Class:

4.5%

Item 4	(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote

711,405

(ii) shared power to vote or to direct the vote

-0-

(iii) sole power to dispose or to direct the disposition of

711,405

(iv) shared power to dispose or to direct the disposition of

-0-

Item 5	Ownership of Five Percent or Less of Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

On December 16, 2008, the issuer announced completion of a public offering of 2,875,000 shares of its common stock. The reporting person understands that as of the date hereof 15,852,883 shares of the issuer’s common stock are issued and outstanding.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable

Item 8	Identification and Classification of Members of the Group.

Not Applicable

Item 9	Notice of Dissolution of Group.

Not Applicable

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 4 of 5 Pages

SIGNATURE:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ James C. East	February 12, 2009
	James C. East	Date

Page 5 of 5 Pages